Mail Stop 4561

April 28, 2006

James S. Mahan, III
Chairman and Chief Executive Officer
S1 Corporation
3500 Lenox Road NE, Suite 200
Atlanta, GA 30326

Re: **S1 Corporation**
     PREC14A filed April 26, 2006
     File No. 0-24931

     Soliciting Materials filed pursuant to Rule 14a-12 on April 25, 2006
     File No. 0-24931

Dear Mr. Mahan:

    We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A

Information Concerning Competing Solicitations, page 2

1.   Explain why you believe that the members of the Starboard Group are "short-term
      investors." A reasonable factual basis must exist for each assertion of opinion or
      belief that you make and support for opinions or beliefs should be self-evident,
      disclosed in the materials or provided to the staff on a supplemental basis.

2.   Please refer to prior comment 3 from our letter dated April 21, 2006. We
      continue to believe that you need to provide a reasonable factual basis for your
      assertion that Starboard's proposals were made "in furtherance of Starboard
      Group's self interests to give itself control of [S1]." As support for this assertion,
      you state that the possible effect of their proposals is to elect six members to the
      company's board, effectively gaining control over the company. It is not self-
      evident how this effect provides a reasonable basis for your assertions that
      Starboard Group's motives are self-interested and not in the interests of all
      shareholders. Please revise to provide a reasonable basis for your assertion or
      remove this disclosure.

3.   Please refer to prior comment 5 from our letter dated April 21, 2006. We note

your revised disclosure that "[w]hile some institutional investors and corporate governance firms believe giving shareholders the right to call special meetings and fix the size of the board is considered good governance, we believe our current bylaw provisions are appropriate corporate governance provisions for a public company of our size." As previously requested, revise to discuss the fact that such provisions may nevertheless be aligned with security holder interest.

Executive Compensation and Other Information

Summary Compensation Table, page 11

4.   Please disclose the rationale for including the $138,800 commuter allowance offered to Mr. Mahan in 2005 under "Other Annual Compensation" rather than as part of salary and bonus. In this regard, we note that it appears that similar compensation was provided in previous years in lieu of an annual bonus. Do you believe this compensation to be a perquisite?

Compensation Committee Report on Executive Compensation, page 15

5.   Please refer to prior comment 8 from our letter dated April 21, 2006. We note the two paragraphs added on page 15 in response to our prior comment. However, we continue to believe that you should revise your disclosure to explain the specific relationship of corporate performance to executive compensation. See Item 402(k)(1). Your current disclosure includes generic language in describing factors and criteria underlying awards or payments of executive compensation, such as compensation should be tied in part to "financial performance," "individual's performance," and "stock performance." For example, revise to disclose how executives are "held accountable through their compensation for the performance of the business for which they are responsible." Is compensation tied to revenues or profit margins? What factors are considered in determining the performance of the business for which they are responsible? Is the number of stock options, restricted stock or restricted stock units given to executives "tied in part to the Company's stock performance" or is the amount of such awards based upon other factors?

6.   Please refer to prior comment 9 from our letter dated April 21, 2006. We note your revised disclosure on page 16 in response to our prior comment. Revise to discuss the material terms of Mr. Mahan's employment agreement, including quantification of the base salary and determination of stock-based compensation. In this regard, it appears that Mr. Mahan continues to operate under the employment agreement entered into in April 2001. You should discuss any material changes to the provisions of that agreement, including understandings as to base salary and stock-based compensation that are not reflected in that

agreement. Expand your disclosure to explain what you mean by "a very challenging operating environment" and how such an environment impacted or influenced decisions on the amount of Mr. Mahan's compensation. Revise to discuss the Compensation Committee's criteria for evaluating Mr. Mahan's leadership performance and his potential to enhance long-term shareholder value. You should also specifically disclose the performance criteria that must be met for the vesting of the stock options awarded. Your expanded disclosure should also include a specific discussion of the relationship of your performance to his compensation for the last fiscal year, <u>describing</u> each measure of your performance, whether qualitative or quantitative, on which Mr. Mahan's compensation was based.

<u>Appendix A – Information Concerning Participants in the Solicitation of Proxies by S1 Corporation, page A-1</u>

7.   Please refer to prior comment 11 from our letter dated April 21, 2006. Although we note the introductory paragraph added on page A-1 in response to our prior comment, we reissue our previous comment in its entirety. Please delete the ambiguous statement that S1's directors and certain of its officers and employees "may be deemed" participants. Instead, explicitly identify all participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

<u>Soliciting Materials filed pursuant to Rule 14a-12 on April 25, 2006</u>

8.   As part of the materials associated with your solicitation, you have included a letter from State Farm Mutual Automobile Company ("State Farm") in which State Farm waives any confidentiality provisions with respect to and grants permission to disclose in its entirety the Master Software Development and Consulting Agreement it has entered into with you. We note from page 10 of the preliminary proxy materials that State Farm is the beneficial owner of 5.67% of your outstanding common stock. We also note from your Form 10-K for the fiscal year ended December 31, 2005, that services provided to State Farm accounted for revenues of approximately $45.4 million (or 22% of total revenues). You also disclosed that revenues from State Farm were 21% and 23% of revenues from continuing operations during the years ended December 31, 2003 and 2004, respectively, and that you expect revenues between $44 million and $48 million in 2006 from this customer. We are unclear why you have not provided disclosure pursuant to Item 404(a)(3) of Regulation S-K relating to your transactions with State Farm. Please advise. Further, we are unable to locate your Software Development and Consulting Agreement with State Farm in prior filings. Please advise or file this agreement pursuant to Item 601(b)(10) of

Regulation S-K. If this agreement has not been previously filed, please advise as to the basis for such determination.

*	*	*	*

As appropriate, please amend your filing and respond to these comments. You should provide us with marked copies of the amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Michael Pressman, Special Counsel, at (202) 551-3345, Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:	Via Facsimile (202) 637-5910
	Stuart G. Stein, Esq.
	Amit Saluja, Esq.
	Hogan & Hartson LLP
	Phone: (202) 637-8575